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May 16, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to First Eagle Investment Management, LLC,
        File Nos. 033-63560 and 811-7762

Dear Sir or Madam:

Enclosed for electronic filing on behalf of First Eagle Investment Management, LLC, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a complaint filed on May 7, 2014 in the District of Delaware naming First Eagle Investment Management, LLC, as a defendant in a lawsuit (*The Lynn M. Kennis Trust et. al. v. First Eagle Investment Management, LLC*, Docket No. 1:99-mc-09999). The complaint consists of derivative claims on behalf of the First Eagle Global Fund and the First Eagle Overseas Fund, two funds for which First Eagle Investment Management, LLC, serves as investment adviser.

If you have any questions regarding this filing, please contact me at 212-848-4668.

Sincerely,

/s/ Nathan J. Greene
Nathan J. Greene

cc: Mark Goldstein

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE**

The Lynn M. Kennis Trust U/A DTD 10/02/2002, by Lynn M. Kennis as Trustee, and the Ronald J. Kennis Trust, by Ronald J. Kennis and Dolores M. Kennis as Trustees,
 	
  Plaintiffs,
 	
v.
 	
First Eagle Investment Management, LLC,
 	
  Defendant.
	Civil Action No.
	
	COMPLAINT
	
	Jury Trial Demanded

Plaintiffs the Lynn M. Kennis U/A DTD 10/02/2002, by Lynn M. Kennis as trustee, and

the Ronald J. Kennis Trust, by Ronald J. Kennis and Dolores M. Kennis as trustees (collectively,

"Plaintiffs"), bring this action against Defendant First Eagle Investment Management, LLC

("Defendant" or "FEIM"). Plaintiffs allege the following upon information and belief except for

those allegations as to themselves, which are alleged upon personal knowledge. The allegations

are based upon an investigation conducted by and through Plaintiffs' counsel, which included,

inter alia, a review of documents filed with the Securities and Exchange Commission (the

"SEC") and other public information.

OVERVIEW OF ACTION

1.   Plaintiffs bring this action against Defendant on behalf of and for the benefit of

the First Eagle Global Fund (the "Global Fund") and the First Eagle Overseas Fund (the

"Overseas Fund") (together, the "Funds") pursuant to Section 36(b) of the Investment Company

Act of 1940 (the "1940 Act"), 15 U.S.C. § 80a-35(b).

2.   Defendant is the investment adviser to the Funds and receives an annual fee from each Fund for providing investment advisory services, including managing each Fund's portfolio of assets.

3.   Under Section 36(b), Defendant owes a fiduciary duty to each Fund with respect to the investment advisory fees paid by such Fund.

4.   Defendant breached that fiduciary duty by receiving investment advisory fees from each of the Funds that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

5.   On information and belief, the investment advisory fee rates charged to the Funds are as much as 97% higher than the rates negotiated at arm's length by Defendant with other clients for the same or substantially the same investment advisory services.

6.   As a result of their higher fee rates, the Funds collectively pay Defendant as much as $238 million more in fees each year than they would pay for Defendant's investment advisory services had their fee arrangements been negotiated at arm's length.

7.   The Funds' investment advisory fee arrangements have enabled Defendant to retain for itself the benefits of economies of scale resulting from increases in the Funds' assets under management during recent years, without appropriately sharing those benefits with the Funds.

8.   The aggregate amount of investment advisory fees paid by the Funds has increased by more than 133% in recent years, from approximately $172 million in fiscal year 2009 to approximately $403 million in the Funds' most recently reported fiscal year ended October 31, 2013.

9.   The increase in the fees paid by each of the Funds was not accompanied by a proportionate increase in the services provided by Defendant or the cost of providing investment advisory services to the Funds.

10.   The increase in the fees paid by each of the Funds resulted in increased profits for Defendant at the expense of the Funds.

11.   Plaintiffs bring this action to recover for each of the Funds the excessive and unlawful investment advisory fees in violation of Section 36(b), as well as lost profits and other actual damages caused by each Fund's payment of those fees.

JURISDICTION AND VENUE

12.   The claims asserted herein arise under Section 36(b) of the 1940 Act, 15 U.S.C. § 80a-35(b).

13.   This Court has jurisdiction of the claims pursuant to Sections 36(b)(5) and 44 of the 1940 Act, 15 U.S.C. §§ 80a-35(b)(5), 80a-43, and 28 U.S.C. § 1331.

14.   Venue is proper in this judicial district pursuant to Section 44 of the 1940 Act, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391 because Defendant is an inhabitant of this district and transacts business in this district, and because certain of the acts and transactions giving rise to Plaintiffs' claims occurred in this district.

PARTIES

15.   Plaintiff the Lynn M. Kennis Trust U/A DTD 10/02/2002 is a shareholder in the Global Fund and has continuously owned shares in the Global Fund since at least September 2012.

16.   Plaintiff the Ronald J. Kennis Trust is a shareholder in the Overseas Fund and has continuously owned shares in the Overseas Fund since at least May 2013.

17.   Defendant FEIM is a limited liability company organized under Delaware law. FEIM's principal office is located at 1345 Avenue of the Americas, New York, New York.

THE FUNDS' ORGANIZATION AND OPERATIONS

18.   Each of the Funds is an open-end management investment company, also known as a "mutual fund," registered under the 1940 Act.

19.   Each of the Funds is organized as a series within First Eagle Funds, which is a statutory trust formed under Delaware law pursuant to a Declaration of Trust, dated April 22, 2004.

20.   Like other mutual funds, the Funds are collective investments that pool money from investors and invest the money in a portfolio of securities.

21.   Each Fund issues shares to investors, such as Plaintiffs, who invest money in the Fund, and those investors become shareholders in the Fund. Each share issued by a Fund represents, and may be redeemed for, a *pro rata* interest in the Fund's underlying portfolio of securities (less any fees and other liabilities).

22.   Like most other mutual funds, the Funds do not have employees or facilities of their own. The Funds' operations are conducted by external service providers pursuant to contracts with the Funds.

23.   Defendant serves as each Fund's investment adviser and, in that capacity, is responsible for managing each Fund's portfolio of securities, including researching potential investments and deciding which securities will be purchased for or sold from the portfolio.

24.   Other service providers, including certain of Defendant's affiliates, provide other services to the Funds and their shareholders, such as communicating with shareholders about the

Funds, maintaining records of each shareholder's ownership of Fund shares, and managing the process by which Fund shares are purchased by or redeemed from shareholders.

25.   The Funds are overseen by a Board of Trustees, which is responsible for selecting and monitoring the Funds' service providers, among other things.

26.   The same Board of Trustees oversees each of the Funds and six other mutual funds managed by Defendant or its affiliates.

DEFENDANT'S INVESTMENT ADVISORY SERVICES TO THE FUNDS

27.   Defendant FEIM serves as investment adviser to the Funds pursuant to an Investment Advisory Contract between FEIM and First Eagle Funds, dated December 16, 2010 (the "IAC").

28.   The IAC requires Defendant to provide investment advisory services to each of the Funds, including: (a) "regularly provid[ing] [each Fund] with investment research, advice and supervision"; (b) "furnish[ing] continuously an investment program for [each Fund's] Portfolio"; and (c) "recommend[ing] what securities shall be purchased for each of the Funds, what portfolio securities shall be sold by each Fund, and what portion of each Fund's assets shall be held uninvested."

29.   The Funds' prospectus, filed with the SEC annually, provides additional information about the investment advisory services provided by Defendant to the Funds, including the types of securities in which the Funds invest and the strategies employed by Defendant.

30.   According to the Funds' most recent prospectus, dated March 1, 2014 (the "Prospectus"), both Funds invest primarily in equity securities, with substantial investments in the equity securities of foreign, non-U.S. companies.

31.   Both Funds also "may invest in fixed income instruments . . . , short-term debt instruments, gold and other precious metals, and futures contracts related to precious metals."

32.   Both Funds select investments "without regard to the capitalization (size) of the [issuer]" and "may invest in any size company, including large, medium and smaller companies."

33.   The Prospectus further states that Defendant employs the same "'value' approach" in selecting investments for both Funds:

> The investment philosophy and strategy of [each] Fund can be broadly characterized as a "value" approach, as [FEIM] seeks a "margin of safety" in each investment purchase with the goal being to avoid permanent impairment of capital (as opposed to temporary losses in share value relating to shifting investor sentiment or other normal share price volatility). In particular, a discount to "intrinsic value" is sought even for the best of businesses, with a deeper discount demanded for companies that we view as under business model, balance sheet, management or other stresses. "Intrinsic value" is based on our judgment of what a prudent and rational business buyer would pay in cash for all of the company in normal markets.

34.   The team of FEIM portfolio managers, analysts, research associates, and traders who are responsible for providing investment advisory services to the Funds is known as the Global Value Team.

35.   The Global Value Team manages global multi-asset portfolios for the Funds and other FEIM clients.

36.   The Global Value Team is led by portfolio managers Matthew McLennan, Abhay Deshpande, and Kimball Brooker, Jr., who are principally responsible for Defendant's investment advisory services to the Funds.

37.   In providing investment advisory services to the Funds, Defendant must comply with the 1940 Act and related rules and regulations issued by the SEC, as well as with various provisions of federal tax law.

38.   The Global Value Team is supported by a staff of legal, compliance, and administrative personnel, which is responsible for ensuring that Defendant's investment advisory services comply with applicable law, including the 1940 Act.

INVESTMENT ADVISORY FEES
CHARGED TO AND PAID BY THE FUNDS

39.   In exchange for the investment advisory services provided by Defendant, the IAC requires each Fund to pay FEIM an annual fee that is calculated as a percentage of the Fund's assets under management or "AUM."

40.   The investment advisory fee rate for each Fund is 75 basis points or 0.75% of the Fund's AUM.

41.   The Global Fund paid Defendant more than $306,000,000 in investment advisory fees during fiscal year 2013.

42.   The Overseas Fund paid Defendant approximately $97,000,000 in investment advisory fees during fiscal year 2013.

DEFENDANT PROVIDES THE SAME OR
SUBSTANTIALLY THE SAME INVESTMENT ADVISORY
SERVICES TO THE SUBADVISED FUND FOR LOWER FEES

43.   FEIM provides investment advisory services to other clients.

44.   Those clients include a mutual fund named the Mercer Global Low Volatility Equity Fund (the "Subadvised Fund").

45.   The Subadvised Fund was organized and sponsored by a financial institution independent of FEIM. Mercer Investment Management, Inc. ("Mercer"), the Subadvised Fund's

investment adviser, is an indirect, wholly-owned subsidiary of Marsh & McClennan Companies, Inc., a global insurance, risk management, and consulting firm.

46.   Like the Funds, the Subadvised Fund is an open-end management investment company and is registered under the 1940 Act.

47.   Like the Funds, the Subadvised Fund is part of a business trust organized under state law.

48.   Like the Funds, the Subadvised Fund issues shares to investors who invest money in the fund, and each share represents, and may be redeemed for, a *pro rata* interest in the Subadvised Fund's underlying portfolio of securities (less any fees and other liabilities).

49.   Mercer nominally serves as the Subadvised Fund's investment adviser. It has an investment advisory contract with the Subadvised Fund, and receives investment advisory fees from the fund.

50.   Mercer has subcontracted with FEIM to provide investment advisory services to the Subadvised Fund. Pursuant to a subadvisory agreement between FEIM and Mercer, FEIM acts as a so-called "subadviser" and provides investment advisory services to the Subadvised Fund in exchange for a fee.

51.   The fee that FEIM receives for providing investment advisory services to the Subadvised Fund is paid by Mercer.

52.   The investment advisory services that FEIM provides as subadviser to the Subadvised Fund are the same or substantially the same as the services it provides to the Funds pursuant to the IAC.

53.   The subadvisory agreement requires FEIM to provide the same or substantially the same types of investment advisory services as are required by the Funds' IAC. Like the

Funds' IAC, the subadvisory agreement requires FEIM to "conduct an ongoing program of investment, evaluation and, if appropriate, sale and reinvestment" of the Subadvised Fund's assets, including "purchas[ing], hold[ing] and sell[ing] investments" and "monitor[ing] such investments on an ongoing basis."

54.   According to the Subadvised Fund's most recent prospectus, Defendant employs the same or substantially the same investment strategies and invests in the same or substantially the same types of securities on behalf of the Subadvised Fund as it does on behalf of the Funds.

55.   As with the Funds, FEIM invests the Subadvised Fund's assets primarily in equity securities, with substantial investments in the equity securities of foreign, non-U.S. companies.

56.   As with the Funds, FEIM may invest the Subadvised Fund's assets "in fixed-income instruments, short-term debt instruments, securities representing gold and other precious metals, and futures contracts related to precious metals."

57.   As with the Funds, FEIM selects investments for the Subadvised Fund "without regard to the capitalization (size) of the [issuer]" and "may invest . . . in any size company, including large, medium and smaller companies."

58.   The Subadvised Fund's prospectus further states that FEIM employs the same or substantially the same "'value' approach" in selecting investments for the Subadvised Fund as it does for the Funds:

> The investment philosophy and strategy of First Eagle can be broadly characterized as a "value" approach, as it seeks a "margin of safety" in each investment purchase with the goal being to avoid permanent impairment of capital (as opposed to temporary losses in share value relating to shifting investor sentiment or other normal share price volatility). In particular, a discount to "intrinsic value" is sought even for the best of businesses, with a deeper discount demanded for companies that First Eagle view[s] as under business model, balance sheet, management or other stresses. "Intrinsic value" is based on First Eagle's judgment of what a

prudent and rational business buyer would pay in cash for all of the company in normal markets.

59.   The Global Value Team, led by portfolio managers Matthew McLennan, Abhay Deshpande, and Kimball Brooker, Jr., manages the Subadvised Fund's investment portfolio.

60.   The Global Value Team uses the same or substantially the same investment strategies, research and analysis, systems, technology, and other resources in providing investment advisory services to the Subadvised Fund as it uses in providing investment advisory services to the Funds.

61.   In providing investment advisory services to the Subadvised Fund, FEIM must comply with the same or substantially the same provisions of the 1940 Act, SEC regulations, and federal tax law as in providing investment advisory services to the Funds.

62.   The same or substantially the same legal, compliance, and administrative personnel are responsible for ensuring that FEIM's investment advisory services to the Subadvised Fund comply with applicable law. They use the same or substantially the same systems, technology, and other resources in performing those compliance responsibilities for the Subadvised Fund as they use for the Funds.

63.   Although the fees that FEIM receives for providing investment advisory services to the Subadvised Fund have not been disclosed, on information and belief, those fees are lower than the fees paid by the Funds to Defendant for the same or substantially the same services.

64.   Based on publicly available information regarding Mercer's fee arrangements with subadvisers for other equity mutual funds organized and sponsored by Mercer, Mercer pays subadvisory fee rates that are, on average, between 25 and 37 basis points lower than the investment advisory fee rates that Mercer receives from the funds, as shown in the following chart.

Mercer Fund	Investment Advisory Fee Rate Paid to Mercer (at $1 billion in AUM)	Average Subadvisory Fee Rate Paid by Mercer (at $1 billion in AUM)	Difference Retained by Mercer
US Large Cap Growth Equity Fund	0.5450%	0.2947%	0.2503%
US Large Cap Value Equity Fund	0.5250%	0.2500%	0.2750%
US Small/Mid Cap Growth Equity Fund	0.9000%	0.6100%	0.2900%
US Small/Mid Cap Value Equity Fund	0.9000%	0.5294%	0.3706%
Non-US Core Equity Fund	0.7450%	0.3973%	0.3477%

65.   The investment advisory fee rate that Mercer receives from the Subadvised Fund is 75 basis points or 0.75% of the Subadvised Fund's AUM.

66.   On information and belief, similar to the arrangements Mercer has negotiated with subadvisers for other equity mutual funds (*see* ¶ 64), the subadvisory fee rate that Mercer pays to FEIM is 25 to 37 basis points lower than the investment advisory fee rate that Mercer receives from the Subadvised Fund, meaning that Mercer pays FEIM between 38 basis points and 50 basis points for providing investment advisory services to the Subadvised Fund.

67.   The investment advisory fee rate of 75 basis points paid by each of the Funds to FEIM pursuant to the IAC (*see* ¶ 40, *supra*) is 50% to 97% higher than the fee rate paid by Mercer on behalf of the Subadvised Fund for FEIM's investment advisory services.

68.   If the Global Fund's investment advisory fees were calculated using the fee rate for the Subadvised Fund, the Global Fund would pay up to $183 million less in fees annually at current asset levels (approximately $49.6 billion as of March 31, 2014), as shown in the following chart.

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Fee Rate	Fees Paid (at $49.6 billion in AUM)	Difference ($)
0.75%	$371,752,500	
0.50%	$247,835,000	$123,917,500
0.38%	$188,354,600	$183,397,900

69.   If the Overseas Fund's investment advisory fees were calculated using the fee rate for the Subadvised Fund, the Overseas Fund would pay up to $55 million less in fees annually at current asset levels (approximately $14.9 billion as of March 31, 2014), as shown in the following chart.

Fee Rate	Fees Paid (at $14.9 billion in AUM)	Difference ($)
0.75%	$111,952,500	
0.50%	$74,635,000	$37,317,500
0.38%	$56,722,600	$55,229,900

70.   The higher fees paid by the Funds to Defendant pursuant to the IAC as set forth in the preceding paragraphs are not justified by any additional services provided to the Funds by Defendant or its affiliates.

71.   Insofar as Defendant or its affiliates provide other services to the Funds, beyond the investment advisory services discussed above, those services are provided pursuant to separate contracts for separate compensation, in addition to the fees paid to Defendant under the IAC.

72.   Although the IAC purportedly requires Defendant to pay certain expenses on behalf of the Funds, including the compensation of the Funds' officers and rent for office space for the Funds, the Funds separately reimburse Defendant for those expenses.

73.   As shown in the following chart, the Funds collectively paid Defendant more than

$27.9 million during their five most recently reported fiscal years as reimbursement for expenses

incurred by Defendant in providing services to the Funds, including personnel and overhead

expenses. These amounts are separate from and in addition to the investment advisory fees paid

by the Funds to Defendant pursuant to the IAC.

Fiscal Year Ending Oct. 31,	Reimbursement by Global Fund	Reimbursement by Overseas Fund	Total Reimbursement to Defendant
2009	$4,629,361	$1,676,640	$6,306,001
2010	$4,318,553	$1,551,691	$5,870,244
2011	$4,125,591	$1,519,378	$5,644,969
2012	$3,865,193	$1,212,971	$5,078,164
2013	$3,857,636	$1,219,043	$5,076,679
Total:	$20,796,334	$7,179,723	$27,976,057

74.   Insofar as Defendant paid compensation to the Funds' officers and/or rent for

office space for the Funds that was not reimbursed by the Funds, those expenses are *de minimis*

and do not justify the as much as $238,627,800 in additional investment advisory fees paid by

the Funds each year relative the Subadvised Fund.

75.   The Prospectus identifies eight individuals who are officers of the Funds.

76.   All eight of the Funds' officers also serve as officers of the six other mutual funds

managed by FEIM and its affiliates.

77.   All 8 of the Funds' officers are employed by FEIM and, on information and

belief, devote a majority of their time to their responsibilities as employees of FEIM, including providing services to other clients of FEIM, and not to their responsibilities as officers of the

Funds.

78.   Any portion of the annual compensation paid by FEIM to the Funds' officers that

is fairly allocable to their service as officers of the Funds (as opposed to their responsibilities as

employees of FEIM and their responsibilities as officers of the other FEIM-managed mutual

funds) is *de minimis* relative to the additional investment advisory fees paid by the Funds.

79.   Insofar as the Funds make use of FEIM's offices, any portion of FEIM's annual

rent that is fairly allocable to the Funds' use of those offices (as opposed to the use of those

offices by FEIM and its affiliates and by the other FEIM-managed mutual funds) is *de minimis*

relative to the additional investment advisory fees paid by the Funds each year.

**DEFENDANT HAS NOT ADEQUATELY SHARED
THE BENEFITS OF ECONOMIES OF SCALE WITH THE FUNDS**

80.   The Global Fund's assets have increased in the past several years, with AUM

growing from approximately $19 billion as of October 31, 2009 to approximately $46 billion as

of the end of fiscal year 2013 on October 31, 2013. As of March 31, 2014, the Global Fund's

AUM were approximately $49.6 billion.

81.   As a result of the increase in AUM, the amount of investment advisory fees paid

by the Global Fund increased by more than 142%, from approximately $126 million in fiscal

year 2009 to more than $306 million in fiscal year 2013.

82.   The Overseas Fund's AUM increased from approximately $7 billion as of

October 31, 2009 to more than $14 billion as of the end of fiscal year 2013. As of March 31,

2014, the Overseas Fund's AUM were approximately $14.9 billion.

83.   As a result of the increase in AUM, the amount of investment advisory fees paid by the Overseas Fund increased by more than 111%, from approximately $46 million in fiscal year 2009 to approximately $97 million in fiscal year 2013.

84.   The increase in investment advisory fees paid to Defendant by each Fund was not accompanied by a proportionate increase in the work or cost required by Defendant to provide investment advisory services to the Funds.

85.   Defendant realized economies of scale as the Funds' AUM increased, which reduced the cost, as a percentage of the Funds' AUM, of providing investment advisory services to the Funds, and increased the profitability to Defendant of providing those services.

86.   Because investment advisers realize economies of scale as AUM increase, mutual fund investment advisory fee schedules often include breakpoints, which reduce a fund's fee rate as AUM increase.

87.   Breakpoints enable a fund to share in the benefits of economies of scale by reducing the fee rate it pays as AUM increase.

88.   Absent breakpoints, or if the breakpoints do not appropriately reduce the effective fee rate paid by a fund, the benefits of economies of scale accrue to a fund's investment adviser in the form of higher fees and profits.

89.   The Funds' investment advisory fee schedules do not include any breakpoints and require each Fund to pay a rate of 75 basis points on all AUM.

90.   The investment advisory fee rates paid by the Funds have not allowed the Funds to appropriately benefit from economies of scale as the Funds' AUM have increased in recent years.

THE FEES DEFENDANT CHARGES TO
THE FUNDS ARE NOT NEGOTIATED AT ARM'S LENGTH

91.   The investment advisory fees paid by the Funds under the IAC are determined by Defendant.

92.   The Funds' Board of Trustees (the "Board") is required to approve the IAC and the fees paid by the Funds to Defendant under the IAC on an annual basis.

93.   The Board has approved the IAC each year without devoting the time and attention necessary to independently assess the investment advisory fees paid by each Fund or to effectively represent the interests of Fund shareholders *vis-à-vis* Defendant.

94.   Serving on the Board is a part-time job for the Trustees, most of whom are employed full-time in senior-level positions in finance, law, or academia, and/or serve on the boards of directors of other public and privately-held companies and institutions.

95.   The Board is required to oversee not only the Funds, but also six other FEIM-managed mutual funds. This includes approving investment advisory and other services contracts for each fund, as well as other oversight responsibilities, including, among many others, monitoring each fund's compliance with federal and state law and its stated investment policies; overseeing the daily pricing of each fund's security holdings; and approving each fund's prospectus, annual and semi-annual shareholder reports, and other required regulatory filings.

96.   In approving the IAC, the Board has relied on information and analyses that were prepared by Defendant or designed to support Defendant's rationalization for the fees charged to the Funds.

97.   The Board has not considered information or analyses reflecting the interests of the Funds or their shareholders with respect to the investment advisory fees or critically assessing Defendant's rationalization for those fees.

98.   For example, with respect to the fees paid by other clients, the Board has accepted Defendant's representations that the lower fees paid by other clients reflect differences in the services provided to those clients.   The Board has not appropriately examined whether the investment advisory services provided to those clients by Defendant are different from the services provided to the Fund under the IAC or the extent of any such differences.   Nor has the Board considered appropriate information about the cost to Defendant of providing any additional services or bearing any additional expenses required by the IAC to assess whether the difference in fees is warranted by any such differences in the services provided or the expenses borne by Defendant.

99.   The Board has approved the IAC on the terms proposed by Defendant without negotiating more favorable terms or alternative arrangements that would benefit the Funds and their shareholders.

100.   The Board has not solicited proposals from other advisers to provide investment advisory services to the Funds.

101.   The Board has not negotiated a "most favored nation" provision into the IAC, which would require that the fee rates paid by each Fund be at least as favorable as the lowest rate other clients pay Defendant for the same or substantially the same investment advisory services.

102.   The Board has approved the payment by each Fund of investment advisory fees that are higher than the fees other clients pay Defendant for the same or substantially the same investment advisory services.

103.   The Board has approved investment advisory fee arrangements that enable Defendant to retain for itself the vast majority of the benefits of economies of scale resulting from increases in each of the Funds' AUM without appropriately sharing those benefits with the Funds.

104.   In contrast, FEIM's fees for providing investment advisory services to the Subadvised Fund are determined by negotiations between two sophisticated financial institutions: FEIM on the one hand and Mercer on the other.

105.   Mercer negotiates at arm's length with FEIM regarding the fees paid to FEIM for providing investment advisory services to the Subadvised Fund.

106.   Mercer retains as profit any portion of the investment advisory fees received from the Subadvised Fund that remains after Mercer pays FEIM's subadvisory fees. By negotiating lower fees with FEIM, Mercer increases the amount of its retained profits.

107.   Mercer selects investment advisers through a competitive selection process, with multiple candidates submitting proposals.

108.   Mercer negotiates with investment advisers regarding the fees to be charged at the outset of the relationship and when contracts are subject to renewal. The negotiations include exchanges of proposals and counterproposals resulting in reductions in the fee rates paid by Mercer to the investment advisers.

THE EXCESSIVE INVESTMENT ADVISORY FEES HARM THE FUNDS

109.   The investment advisory fees are paid out of each Fund's assets. Each dollar in fees paid by a Fund to Defendant directly reduces the value of the Fund's investment portfolio.

110.   The payment of excessive investment advisory fees to Defendant harms each of the Funds on a going forward basis because each Fund loses investment returns and profits it could earn on the amounts paid out as fees if those amounts remained in the Fund's portfolio and available for investment.

111.   Each Fund has sustained millions of dollars in damages due to the excessive investment advisory fees paid to Defendant.

COUNT I
ON BEHALF OF THE GLOBAL FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

112.   Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-41, 43-68, 70-81, and 84-111 above as if fully set forth herein.

113.   Plaintiffs assert this Count on behalf of and for the benefit of the Global Fund.

114.   Defendant is the investment adviser to the Global Fund.

115.   Under Section 36(b), Defendant owes a fiduciary duty to the Global Fund with respect to its receipt of investment advisory fees and other compensation from the Fund.

116.   Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the Global Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

117.   As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Global Fund has sustained millions of dollars in damages.

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118.   Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Global Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the Global Fund to Defendant and investment returns that would have accrued to the Global Fund had those fees remained in the portfolio and available for investment.

119.   Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the IAC and restitution of all excessive investment advisory fees paid by the Global Fund pursuant to the IAC.

COUNT II
ON BEHALF OF THE OVERSEAS FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

120.   Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-40, 42-67, 69-79, and 82-111 above as if fully set forth herein.

121.   Plaintiffs assert this Count on behalf of and for the benefit of the Overseas Fund.

122.   Defendant is the investment adviser to the Overseas Fund.

123.   Under Section 36(b), Defendant owes a fiduciary duty to the Overseas Fund with respect to its receipt of investment advisory fees and other compensation from the Fund.

124.   Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the Overseas Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

125.   As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Overseas Fund has sustained millions of dollars in damages.

126.   Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Overseas Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the Overseas Fund to Defendant and investment returns that would have accrued to the Overseas Fund had those fees remained in the portfolio and available for investment.

127.   Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the IAC and restitution of all excessive investment advisory fees paid by the Overseas Fund pursuant to the IAC.


PRAYER FOR RELIEF


WHEREFORE, Plaintiffs pray for relief and judgment on behalf of and for the benefit of each of the Funds as follows:

A.   declaring that Defendant has violated Section 36(b), 15 U.S.C. § 80a-35(b), through the receipt of excessive investment advisory fees from each Fund;

B.   permanently enjoining Defendant from further violations of Section 36(b);

C.   awarding compensatory damages against Defendant, including repayment to each Fund of all unlawful and excessive investment advisory fees paid by such Fund from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and interest thereon;

D.   rescinding the IAC between Defendant and each Fund pursuant to Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, including restitution to each Fund of the excessive investment advisory fees paid to Defendant by such Fund from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and interest thereon;

E.   awarding Plaintiffs reasonable costs in this action, including attorneys' fees, expert witness fees, and such other items as may be allowed to the maximum extent permitted by law; and

F.   such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs demand a trial by jury.

Dated: May 7, 2014   **SCHNADER HARRISON SEGAL & LEWIS LLP**

/s/ Richard A Barkasy
Richard A. Barkasy (#4683)
824 N. Market Street, Suite 800
Wilmington, DE 19801
Tel: (302) 888-4554
Fax: (302) 888-1696

and

Ira N. Richards
1600 Market Street, Suite 3600
Philadelphia, PA 19103
Tel: (215) 751-2000
Fax: (215) 751-2205

ZWERLING, SCHACHTER & ZWERLING, LLP
Robin F. Zwerling
Jeffrey C. Zwerling
Susan Salvetti
Andrew W. Robertson
41 Madison Avenue
New York, NY 10010
Tel: (212) 223-3900
Fax: (212) 371-5969

Attorneys for Plaintiffs

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